Exhibit (a)(1)(F)

FORM OF FINAL REMINDER EMAIL

To:	Eligible Participants

From:	endologix@compintelligence.com

Date:	[ ], 2019

Subject:	Exchange Program Final Election Reminder

Our records show you have not made an election to participate in Endologix, Inc.’s offer to exchange certain outstanding stock options for new stock options (the “Exchange Program”). This email is to remind you that tomorrow, September 9, 2019 at 11:59 p.m. Eastern Time, is the final deadline to participate in the Exchange Program. If you wish to surrender your Eligible Stock Options in exchange for new stock options (“New Stock Options”), as described in the Offer to Exchange, you must either log into the Exchange Program website at https://endologix.compintelligence.com and follow the directions to submit your election or submit your properly completed election form via facsimile at (949) 385-4949 by 11:59 p.m., Eastern Time, on September 9, 2019.

There are no exceptions to this deadline. We encourage you not to wait until the last day to make your election if you wish to participate. To make an election, simply follow the instructions on the website to access personalized information about your Eligible Options and how to make, change or withdraw your election before the end of the Exchange Program. Your initial user name and password were provided to you in the Exchange Program launch announcement email sent on August 12, 2019.

You are not obligated to participate in the Exchange Program. Any stock options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If you wish to exchange any or all of your Eligible Stock Options, your election to exchange must be properly completed and received before 11:59 p.m., Eastern Time, on September 9, 2019.

If you have any questions about the program, please contact optionexchange@endologix.com.

Please do NOT reply to this email. This mailbox is not monitored and you will not receive a response.

The Exchange Program is being made pursuant to the terms and conditions set forth in the Company’s Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission that were sent to eligible option holders and are available free of charge at www.sec.gov or on the Exchange Program website located at: https://endologix.compintelligence.com. You should read these written materials carefully because they contain important information about the Exchange Program, including risks related thereto.